                                                                      Exhibit 12

                 PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Millions, except ratios)


                                                                   YEARS ENDED DECEMBER 31
                                        ---------------------------------------------------------------------------
                                          1994         1993             1992             1991            1990
                                                  (AS RESTATED)(1) (AS RESTATED)(1) (AS RESTATED)(1)  (AS RESTATED)(1)
                                        -------   -------------    -------------    -------------     -------------
Income (Loss) Before Extraordinary
   Item and Cumulative Effect of
   Change in Accounting Principle        $225.2        $171.6          $202.0           $ 99.4         $(239.0)
                                         ------        ------          ------           ------         -------

Deduct:
   Undistributed Net Income
     of Less Than 50%-Owned
     Companies                             30.0           5.6             6.1              3.0            10.7
                                         ------        ------          ------           ------         -------

Add:
   Income Tax (Benefit)                   161.4         118.9           135.7             70.0           (56.9)
                                         ------        ------          ------           ------         -------

Add Fixed Charges:
   Interest Expense                       249.6         285.9           308.5            345.7           364.7
   Interest Portion of Rentals             10.0           9.3            10.1             10.3            10.3
   Dividends on Preferred Stock
     of Subsidiaries                        -             0.7             1.3              2.2             2.3
                                         ------        ------          ------           ------         -------

        Total Fixed Charges               259.6         295.9           319.9            358.2           377.3
                                         ------        ------          ------           ------         -------

Adjustment to Earnings:
   Tax Effect of Preferred Stock
     Dividends Included in Fixed
     Charges                                -            (0.3)           (0.5)            (0.9)           (0.5)
                                         ------        ------          ------           ------         -------

Earnings Before Fixed Charges
   and Income Tax                        $616.2        $580.5          $651.0           $523.7         $  70.2
                                         ======        ======          ======           ======         =======

Ratio of Earnings
   to Fixed Charges                        2.37          1.96            2.04             1.46             -  (2)
                                         ======        ======          ======           ======         =======


(1) Restated to reflect the merger with Associated Natural Gas Corporation on December 15, 1994, accounted for as a pooling of interest.

(2) Ratio for 1990 was less than 1:1. The coverage deficiency was $307.1 million. Results for 1990 included provisions totaling approximately $400 million, including a write-down of $310 million on the liquefied natural gas facilities.